UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')
Vesting of 2020 Performance Share Plan Top-Up Award

This notification sets out the vesting details of a "top-up" conditional share award made to the Chief Executive Officer (CEO) on 6 May 2020 under the GSK 2017 Performance Share Plan ('PSP'), following the approval of the 2020 Remuneration Policy at the AGM that year.

This "top-up" PSP award, equivalent to 25% of the CEO's base salary, was made to deliver in aggregate for 2020 an award level of 575% of base salary, increasing her award level from 550%. It was subject to the same business performance conditions as the main 2020 award, with a three-year performance period from 1 January 2020 to 31 December 2022.  The main 2020 award vesting was announced on 14 February 2023.  The "top-up" award has now vested on the same basis ie 52% vesting 48% lapsed, following the third anniversary of the grant. The vested shares are subject to a further two-year vesting period.

This notification that follows is for the "top-up" award made to the CEO and details the PSP conditional award that vested, including dividends accrued, on 9 May 2023.  The balance of the award has lapsed.

The closing price of Ordinary Shares of GSK plc on the vesting date was £14.462.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	The number of Ordinary Shares vesting on the "top-up" award granted in 2020 under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	10,729
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-05-09
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 15, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc